Mail Stop 3561

January 4, 2007

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

> **Re:** **FTS Group, Inc.**
> **Item 4.02 Form 8-K/A**
> **Filed December 15, 2006**
> **File No. 0-24829**

Dear Mr. Gallagher:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed December 15, 2006

1. We note your response to comment 1 in our letter dated December 18, 2006. Please address the following supplemental comments so that we may better understand why common shares issuable pursuant to warrants and debt should be treated as conventional convertible debt within the scope of APB 14 rather than EITF 00-19.

2. Please provide us with Exhibits A1 and A2 to the Subscription Agreement and any other evidence that will provide the terms and conditions of the conversion price of the notes and warrants. Please also provide us with a completed copy of

the final Subscription Agreement or refer us to the filing and exhibit number that contains the completed document.

3. Based on your disclosure for selling security holders you have 95,431,100 common shares issuable upon conversion of convertible notes, 46,465,575 issuable upon exercise of class A warrants and 23,232,789 issuable upon exercise of class B warrants. We refer you to page 8 of Form SB-2/A filed on December 12, 2006.   Please tell us why you view common shares issuable for the notes and Class A and B warrants to be non-detachable and accounted for as discussed in paragraph 16 of APB 14. Please include a reference to the passage in the Subscription Agreement that explicitly states the non-detachable feature.

4. Please tell us why you were not in default when issuable shares exceeded authorized shares. It seems paragraph 7.2 of the Agreement would provide warrant holders with settlement control to convert into cash, shares or a combination thereof in the event of default. We also refer you to paragraph 5(m) of the Subscription Agreement.

5. We note you state the warrants are not exercisable until the pending registration statement is declared effective, however; we note that paragraph 3(a) of the Subscription Agreement states "the Class A Warrants shall be exercisable until the date the Registration Statement has been effective for the unrestricted public resale of the Warrant Shares for four (4) years."   Class B contains similar provisions. Please explain the contradiction between your response and the Agreement.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding these comments, please direct them to Brian McAllister, Staff Accountant, at (202) 551-3341. In his absence, direct your questions to Michael Moran, Accounting Branch Chief, at (202) 551-3841.

Sincerely,

Brian McAllister
Staff Accountant